Exhibit 23.1 Consent of Independent Registered Public Accounting Firm The Shareholders and Board of Directors AbCellera Biologics Inc. We consent to the use of our report dated February 20, 2024, on the consolidated financial statements of AbCellera Biologics Inc., which comprise the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of income (loss) and comprehensive income (loss), stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes, and our report dated February 20, 2024 on the effectiveness of internal control over financial reporting as of December 31, 2023. /s/ KPMG LLP Chartered Professional Accountants February 20, 2024 Vancouver, Canada